Exhibit 4.22

THIS INTERCOMPANY FINANCING AGREEMENT dated 5 August 2019 (the “Agreement”), is made by and between:-

1.	AMTD Group Company Limited, a company incorporated in the British Virgin Islands whose registered office is at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“AMTD Group”); and

2.	AMTD International Inc., a company incorporated in Cayman Islands whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, Cayman Islands (the “AMTD International”).

Each a “Party” and together referred to as “Parties”.

WHEREAS:

The Parties now would like to set out the terms and conditions of the Intercompany Financing arrangement.

1.	INTERCOMPANY FINANCING

AMTD Group (for the purpose of this Agreement, shall also include its subsidiaries but exclude AMTD International and the subsidiaries of AMTD International) and AMTD International (for the purpose of this Agreement, shall also include its subsidiaries) may from time to time incur expenses for each other and/or settle each other’s liabilities and/or to transfer certain excess cash to each other (“Intercompany Financing”). Each Party shall maintain accurate and adequate accounting record in relation to the receivable and payable balances with the other Parties and any receivable and payable balances shall be net-off for settlement purpose (“Net Balance”). For the purpose of calculation and settlement of Net Balance and accrued interest, AMTD Group has assigned AMTD Group Company Limited as its representative while AMTD International has assigned AMTD International Inc. as its representative. A list of subsidiaries of AMTD Group and AMTD International is attached in Appendix I.

2.	INTEREST

Interest on the Intercompany Financing is 2.0% per annum computed based on the daily Net Balance between AMTD Group and AMTD International, to be accrued on daily basis, or otherwise mutually agreed-upon between AMTD Group and AMTD International. Accrued interest shall be paid when there is demand of repayment in accordance with clause 3.

3.	REPAYMENT

The Net Balance of the Intercompany Financing shall be repayable upon demand by any Party at any time, either in part or in full, together with accrued interest, by providing no less than 10 business days prior written notice to the other Party.

4.	GENERAL PROVISIONS REGARDING PAYMENTS

All amounts due hereunder shall be paid in full, free and clear of and without reduction for any taxes, levies, imposts, deductions, withholding or charges, in Hong Kong dollars or US dollars to be mutually agreed upon between the Parties.

5.	EVIDENCE OF PAYMENT

A Party shall furnish to another Party the original or certified copy of a receipt evidencing such payment and making reference to this Agreement or otherwise any other evidence or proof of payment as acceptable by each and the other party.

6.	EVENTS OF DEFAULT

Upon the occurrence of any of the Events of Default as described in this Clause 6, the Intercompany Financing outstanding hereunder may be declared immediately due and payable without further notice nor demand whereupon a Party shall repay all the Net Balance outstanding to the other Party within ten (10) business days.

Each of the following events shall constitute an Event of Default:-

(i)	Failure by a Party to pay when due any principal, dividend income or any other amount payable hereunder; or

(ii)

If a Party becomes insolvent, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness or proposes, or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or is subject to moratorium, or reorganization or insolvency, bankruptcy or liquidation proceedings or becomes subject to any measure with similar effect.

In case of default situation with reasonable cause or reason, the determination of which will be subject to the mutual consensus of both parties, there shall be a rectification period of 30 days to restore the situation and rectify the default situation either by way of direct payment in cash or otherwise other settlement methods or ways in kind being acceptable by both parties

7.	INDEMNITY

A Party shall indemnify and hold the other Party harmless from and against any and all loss, costs, charges, claims and expenses which a Party may incur as a result of a breach by other Party of its obligations under this Agreement.

8.	NOTICE

Any notice to be given under this Agreement shall be in writing and shall be deemed to have been duly given when received by the recipient.

9.	ASSIGMENT

Neither party shall assign or transfer any rights or obligations under this Agreement without the prior written consent of the other party.

10.	SEVERABILITY

Should any provision of this Agreement be held by a court or an arbitrator of competent jurisdiction to be unenforceable, such provision shall not affect the other provisions in this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect.

11.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by, and construed exclusively in accordance with, the laws of Hong Kong. The parties irrevocably agree that the courts of Hong Kong shall have exclusive jurisdiction to settle any disputes, which may arise out of, or in connection with this Agreement.

12.	COUNTERPARTS

This Agreement may be executed in any number of counterparts which, taken together, shall form one legal instrument.

For and on behalf of

AMTD Group Company Limited

/s/ Marcellus Wong
Authorised Signatory

For and on behalf of

AMTD International Inc.

/s/ Cliff Li
Authorised Signatory

Appendix I

(1)	List of subsidiaries of AMTD International Inc.

•	AMTD Investment Inc.,

•	AMTD Investment Solutions Group (BVI) Limited

•	AMTD Overseas (BVI) Limited

•	AMTD Fintech Investment Investment (BVI) Limited

•	AMTD Strategic Investment (BVI) Limited

•	AMTD Investment Solutions Group Limited

•	AMTD Overseas Limited

•	AMTD Fintech Investment Limited

•	AMTD Strategic Investment Limited

•	AMTD International Holding Group Limited

•	AMTD Securities Limited

•	AMTD Global Markets Limited

•	Asia Alternative Asset Partners Limited (incorporated in Hong Kong)

(2)	List of subsidiaries of AMTD Group (excluding AMTD International Inc. and its subsidiaries)

•	AMTD Fintech Holding Limited

•	AMTD Platform Solutions Group Limited

•	Asia Alternative Asset Partners Limited (incorporated in BVI)

•	AMTD Asia (Holdings) Limited

•	AMTD Asia Limited

•	AMTD Strategic Capital Group

•	AMTD Investments Limited

•	AMTD Wealth Management Solutions Limited

•	AMTD Wealth Management Solutions Group Limited

•	AMTD International Limited

•	AMTD Overseas Holdings Limited

•	AMTD Biomedical Investment Limited

•	AMTD Direct Investment I Limited

•	AMTD Direct Investment II Limited

•	AMTD Direct Investment III Limited

•	AMTD Direct Investment IV Limited

•	AMTD Investment Solutions Limited

•	AMTD Principal Investment Solutions Group Limited

•	AMTD Fintech Group Limited

•	AMTD Fintech International Group Limited

•	AMTD Strategic Capital Limited

•	AMTD Risk Solutions Limited

•	AMTD Risk Solutions Group Limited

•	AMTD Global Markets (Singapore) Limited